

Mail Stop 3030

September 4, 2015

Via E-mail
Jeffrey S. Bornstein
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

> **Re:** **General Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed July 30, 2015**
> **Form 8-K filed July 17, 2015**
> **File No. 001-00035**

Dear Mr. Bornstein:

We have reviewed your July 30, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2015 letter.

Form 10-K for the Fiscal Year ended December 31, 2014

Consolidated Results, page 28

Industrial Segment Equipment and Services Revenues, page 28

1. We note your response to prior comment 5. In future filings, briefly summarize for investors how you define industrial service revenues and its components within your MD&A and how that differs from the amounts presented for GE revenues from sales of goods and sales of services and other income on the GE statements of earnings, or

include a cross reference to a clear explanation provided in the glossary. This comment also applies to your Form 10-Q for the period ended June 30, 2015.

Form 8-K filed July 17, 2015

Exhibit 99

Financial Measures that Supplement GAAP

2.   We note that the year-to-date non-GAAP measures GE Industrial Operating + Verticals Earnings and EPS presented on page 3 are not reconciled. In future earnings releases where you present these non-GAAP measures, please revise this section to also include reconciliations of the year-to-date measures to the most directly comparable GAAP financial measures, as required by Item 10(e)(1)(i)(B) of Regulation S-K.

Form 10-Q for the Quarterly Period ended June 30, 2015

The GE Capital Exit Plan, page 7

3.   We note your responses to prior comments 9 and 10. In future filings, please expand your discussion of the after-tax charges related to the GE Capital exit plan to clarify the amounts incurred to date and to identify the financial statement captions in which the amounts are presented. In addition, revise your results of operations discussion to separately describe and quantify the charges.

Note 10. Income Taxes, page 80

4.   We note your response to prior comment 13. In future filings, please revise this note to clarify that the $3.6 billion of tax expense relates to $10 billion of foreign earnings that were considered indefinitely reinvested prior to the GE Capital Exit plan.

You may contact Kevin Kuhar at (202) 551-3662 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery